UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the six months ended June 30, 2026
Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, John Kennedy Street, Iris House, Off. 740B, 3106, Limassol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the Unaudited Condensed Consolidated Interim Financial Statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline plc (the “Company”) for the six months ended June 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: September 16, 2026	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE PLC

Throughout this interim report, the "Company," "we," "Frontline," "us" and "our" all refer to Frontline plc and its subsidiaries. Unless otherwise indicated, all references to "USD," "US$" and "$" in this interim report are U.S. dollars. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2026.

General

As of June 30, 2026, the Company’s fleet consisted of 73 vessels owned by the Company (36 VLCCs, 19 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 17.1 million DWT. The changes in the Company's fleet in the six months ended June 30, 2026 are summarized in the table below. Refer to Notes 5 and 6 for further details of acquisitions and disposals, including transactions subsequent to June 30, 2026.

As of June 30, 2026, 12 VLCCs, one Suezmax tanker and one LR2 tanker were on time charter-out contracts with initial periods in excess of 12 months. Refer to Note 5 for further details of time charter-out contracts, including transactions subsequent to June 30, 2026.

Fleet changes

(number of vessels)	Six months ended June 30, 2026	Six months ended June 30, 2025	Year ended December 31, 2025
VLCCs
At the beginning of the period	41	41	41
Acquisitions	3	—	—
Disposals	(8)	—	—
At the end of the period	36	41	41
Suezmax tankers
At the beginning of the period	21	22	22
Disposals	(2)	—	(1)
At the end of the period	19	22	21
LR2/Aframax tankers
At the beginning and the end of the period	18	18	18
Total
At the beginning of the period	80	81	81
Acquisitions	3	—	—
Disposals	(10)	—	(1)
At the end of the period	73	81	80

Tanker Market Update

Global oil consumption averaged 101.6 million barrels per day ("mbpd") in the six months ended June 30, 2026 according to the Energy Information Administration ("EIA"), a decrease of 1.6 mbpd compared to the six months ended June 30, 2025, with China being the largest contributor to the decline.

Global oil supply fell more sharply in the six months ended June 30, 2026, averaging 100.0 mbpd, a decrease of 4.2 mbpd compared to the six months ended June 30, 2025. The shortfall was met from inventory draws, with the EIA estimating average global net withdrawals of 1.6 mbpd during the six months ended June 30, 2026, and a further draw of 3.8 mbpd expected in the third quarter of 2026.

Developments in the Middle East and the wider geopolitical picture continued to set the tone for the tanker market. Risk levels across the Strait of Hormuz, the Red Sea and the Black Sea are rapidly changing with little warning, leading to more waiting time, disrupted flows and a greater need for fleet repositioning, all of which have weighed on fleet productivity. A significant number of vessels have remained committed to Arabian Gulf trades, whether idle within the Gulf, engaged in shuttle employment across the strait, or loading at Fujairah and along the Omani coast. The trade has absorbed more tonnage than the cargo volumes alone would suggest, with vessels waiting to transit and more cargoes moving ship-to-ship. Renewed attacks on shipping in the Red Sea have put pressure on the alternative route that handled much of the displaced Saudi Arabian volume and have left market players increasingly reluctant to transit Bab el-Mandeb. We expect to see more volumes moving around the Cape of Good Hope, leading to a further increase in ton-miles. It is too early to say how these flows will settle, but the early signs point to longer voyages and less efficient trade. The more enduring driver, however, has been the relocation of loadings toward the Atlantic Basin. U.S. crude exports have seen consecutive monthly records during the quarter and volumes out of Brazil have hit all-time highs, resulting in an increase in ton-miles that have supported earnings throughout the period.

We expect average VLCC voyage length to remain elevated, with Asian buyers likely to reconsider their dependence on Middle Eastern crude and to source more widely. Alongside this, we expect a sustained need to refill stockpiles, which should outweigh any gradual normalization of trade for some time. Stockpiles may well settle at higher levels than before, as concerns around security of supply should encourage players to carry larger reserves. Looking beyond the current noise, the long-term picture remains unchanged. Oil demand should continue to grow with population and rising living standards. Most of the demand growth is expected to come from the Far East, while most of the new supply is likely to come from the Atlantic Basin. That combination points to longer average voyages and more demand for crude transportation, whatever the outcome of the current disruption.

The overall tanker order book for the asset classes Frontline owns is now 25.4% of the existing global fleet, with 304, 182, and 221 vessels on order for VLCCs, Suezmax tankers and Aframax/LR2 tankers, respectively. We continue to observe the aging of the tanker fleet. According to industry sources, 18.3% of the VLCC fleet, 22.0% of the Suezmax tanker fleet and 22.0% of the combined Aframax and LR2 tanker fleet are now above 20 years of age. However, by the time the current orderbook is fully delivered, 29.6% of the VLCC fleet, 32.7% of the Suezmax tanker fleet and 39.5% of the combined Aframax and LR2 fleet will have passed this threshold, equating to 34.5% of the total fleet.

Results of Operations

Amounts included in the following discussion are derived from our Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2026 and June 30, 2025.

Total revenues, voyage expenses and commissions

(in thousands of $)	2026	2025
Voyage charter revenues	1,506,150	861,383
Time charter revenues	144,420	41,817
Administrative income	6,971	4,743
Total revenues	1,657,541	907,943

Voyage expenses and commissions	386,475	374,569

Voyage charter revenues increased by $644.8 million in the six months ended June 30, 2026 as compared to the six months ended June 30, 2025 primarily due to:

•an increase of $671.8 million due to higher market freight rates, and
•an increase of $47.2 million due to the change in the number of vessels on long-term and short-term time charters since January 1, 2025.

These factors were partially offset by a decrease of $74.2 million due to the sale of eight VLCCs and three Suezmax tankers since January 1, 2025.

Time charter revenues increased by $102.6 million in the six months ended June 30, 2026 as compared to the six months ended June 30, 2025 primarily due to:

•an increase of $73.8 million due to the change in the number of vessels on long-term and short-term time charters,
•an increase of $15.6 million due to higher profit share income, and
•an increase of $12.6 million due to the delivery of three newbuildings since January 1, 2025.

Administrative income primarily comprises income earned from the technical and commercial management of related party vessels, newbuilding supervision fees earned from related parties and affiliated companies and administrative services provided to related parties and affiliated companies. The increase in the six months ended June 30, 2026 as compared to the six months ended June 30, 2025 was mainly due to an increase in commercial management fees as a result of an increase in the number of vessels under management.

Voyage expenses and commissions increased by $11.9 million in the six months ended June 30, 2026 as compared to the six months ended June 30, 2025 primarily due to:

•an increase of $24.8 million due to higher commissions,
•an increase of $21.2 million due to higher voyage-related insurance premiums,
•an increase of $8.7 million due to increased port costs,
•an increase of $6.4 million due to the costs incurred under the EU ETS, and
•an increase of $0.7 million due to the delivery of three newbuildings since January 1, 2025

These factors were partially offset by:

•a decrease of $42.8 million due to the disposal of eight VLCCs and three Suezmax tankers, and
•a decrease of $8.5 million due to the change in the number of vessels on long-term and short-term time charters since January 1, 2025.

Other operating income

(in thousands of $)	2026	2025
Gain on sale of vessels	265,636	—
Other voyage income	24,662	—
Other gains	167	92
Total other operating income	290,465	92

In December 2025, the Company entered into agreements to sell eight of its oldest first-generation ECO VLCCs, built between 2015 and 2016 to an unrelated third party for a total sales price of $831.5 million, all of which were delivered to the new owner in the first quarter of 2026. After commissions, the proceeds from the sale of the vessels were $827.3 million and after repayment of existing debt on the vessels, the transaction generated net cash proceeds of $477.2 million. The Company recorded a gain in the first quarter of 2026 of $210.9 million.

In April 2026, the Company entered into agreements to sell its two oldest Suezmax tankers built in 2014 and 2015 to a third party for a total sales price of $140.0 million, all of which were delivered to the new owner in the second quarter of 2026. After commissions, the proceeds from the sale of the vessels were $138.6 million and after repayment of existing debt on the vessels, the transactions generated net cash proceeds of approximately $106.0 million. The Company recorded a gain in the second quarter of 2026 of $54.7 million.

In the six months ended June 30, 2026, the Company recognized other voyage income of $24.7 million from the settlement of loss-of-hire insurance claims.

Ship operating expenses

(in thousands of $)	2026	2025
Ship operating expenses	119,157	120,125

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurance.

Ship operating expenses decreased by $1.0 million in the six months ended June 30, 2026 as compared to the six months ended June 30, 2025 primarily due to:

•a decrease of $10.7 million due to the sale of eight VLCCs and three Suezmax tankers since January 1, 2025.

These factors were partially offset by

•an increase of $8.6 million related to general cost increases, and
•an increase of $1.1 million due to the delivery of three newbuildings since January 1, 2025.

Administrative expenses

(in thousands of $)	2026	2025
Administrative expenses	38,414	24,865

Administrative expenses increased by $13.5 million in the six months ended June 30, 2026 as compared to the six months ended June 30, 2025 primarily due to an increase in share-based payment expense related to the Company's synthetic option scheme.

Depreciation

(in thousands of $)	2026	2025
Depreciation	147,334	163,431

Depreciation decreased by $16.1 million in the six months ended June 30, 2026 as compared to the six months ended June 30, 2025 primarily due to the sale of eight VLCCs and three Suezmax tankers since January 1, 2025, partially offset by the delivery of three newbuildings since January 1, 2025.

Finance income

(in thousands of $)	2026	2025
Interest income	7,381	9,097
Foreign currency exchange gain	15	146
Total finance income	7,396	9,243

Interest income in the six months ended June 30, 2026, and June 30, 2025 relates to interest received on bank deposits. The decrease is due to a lower average cash balance in 2026 as compared to 2025.

Finance expense

(in thousands of $)	2026	2025
Interest expense	(75,755)	(121,064)
Foreign currency exchange loss	(150)	—
Gain (loss) on interest rate swaps	1,521	(1,383)
Other financial expenses	(1,066)	(741)
Total finance expense	(75,450)	(123,188)

Finance expense decreased by $47.7 million in the six months ended June 30, 2026, as compared to the six months ended June 30, 2025 primarily due to:

•a decrease of $28.5 million related to the scheduled amortization of outstanding debt and a decrease in benchmark interest rates on the Company’s floating rate debt,
•a decrease of $10.2 million in interest expense due to the sale of eight VLCCs and three Suezmax tankers since January 1, 2025, and
•a decrease of $6.7 million in interest expense due to the capitalization of interest related to the Company’s newbuilding program, and
•a decrease of $2.9 million due to the movement in the fair value of interest rate swaps.

Liquidity and Capital Resources

We operate in a capital-intensive industry and have historically financed the acquisition of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British pounds, Euros, Norwegian kroner and Singapore dollars.

Our short-term liquidity requirements relate to the payment of operating costs (including dry docking), funding working capital requirements, repayment of debt financing, payment of newbuilding installments, funding commitments for upgrading vessels such as for exhaust gas cleaning systems and ongoing decarbonization projects, and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, revolving credit facilities, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance, whereas revenues from voyage charters are received upon completion of the voyage.

Cash and cash equivalents
As of June 30, 2026 and December 31, 2025, we had cash and cash equivalents of $321.4 million and $251.3 million, respectively.

The Company’s loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value-adjusted equity covenant. As of June 30, 2026, cash and cash equivalents includes cash balances of $73.6 million (December 31, 2025: $89.9 million), which represented 61% (December 31, 2025: 59%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of these cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.

Our interest rate swaps can require us to post cash as collateral based on their fair value. As of June 30, 2026 and December 31, 2025, no cash was required to be posted as collateral in relation to our interest rate swaps.

As of the date of this report, $1,242.2 million remains available and undrawn under our reducing revolving credit facilities.

Financing cost reduction
In the second and third quarters of 2026, the Company reduced its financing costs through a combination of margin reductions on existing facilities for their remaining tenors and full refinancing of selected facilities.

The margin reductions resulted in amendments to eight loan facilities with outstanding debt and available revolving credit capacity as of June 30, 2026 totaling up to $1,493.8 million, reducing the margins on the financing for 39 vessels for the remaining tenors.

The Company also entered into six senior secured loan facilities totaling up to $1,061.8 million to refinance the outstanding debt and available revolving credit capacity on 15 vessels and additionally, provide increased revolving credit capacity totaling up to $347.0 million and increased commitments of approximately $80.8 million.

In addition, the Company entered into an amendment agreement to convert the $1,286.0 million senior secured term loan facility into a senior secured revolving reducing credit facility. As of the date of this report, the facility is fully repaid and $745.9 million remains available and undrawn.

As a result of the above transactions, the Company's weighted average interest rate margin has decreased by approximately 52 basis points from 178 basis points based on outstanding debt at the end of the first quarter of 2026 to 126 basis points based on outstanding debt upon completion of the process in the third quarter of 2026, inclusive of the drawdowns on the $410.6 million loan facility to partially finance the two VLCC newbuildings delivered in August 2026, as discussed further below.

See Note 8 to our Unaudited Condensed Consolidated Interim Financial Statements included herein for further details on the Company’s borrowing activities.

Newbuildings
In January 2026, the Company entered into agreements to acquire nine latest-generation, scrubber-fitted ECO VLCC newbuildings from affiliates of Hemen Holding Limited ("Hemen"), the Company’s largest shareholder, for an aggregate purchase price of $1,224.0 million. As of June 30, 2026, the Company had taken delivery of three of the vessels.

Three further vessels were delivered in July and August 2026. The three remaining vessels are expected to be delivered as follows: two vessels in the fourth quarter of 2026 and the final vessel in the first quarter of 2027.
As of June 30, 2026, the remaining commitment under the agreements was $601.1 million, of which $313.0 million was paid in July and August 2026 upon delivery of three of the vessels, $198.3 million is due within 2026, and $89.8 million is due within 2027. The acquisition of the remaining three vessels remains subject to certain closing conditions, in line with industry standards.

In April 2026, the Company entered into a senior secured revolving reducing credit facility in an amount of up to $326.4 million with Crédit Agricole, Standard Chartered and ING to finance the acquisition of four of the newbuildings. The new facility has a tenor of seven years, carries an interest rate of Secured Overnight Financing Rate (“SOFR”) plus a margin of 130 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In August 2026, the Company entered into a senior secured term loan facility in an amount of up to $410.6 million with Bank of China Hong Kong, insured by China Export and Credit Insurance Corporation, to finance the acquisition of five of the newbuildings. The facility has a tenor of up to 13.4 years, carries an interest rate of SOFR plus a margin of 75 basis points for the first seven years and 90 basis points thereafter and has an amortization profile of 20 years commencing on the delivery date from the yard. The Company drew down $164.2 million on the facility to partially finance the two VLCC newbuildings delivered in August 2026.

Vessel sales
In July 2026, the Company entered into agreements to sell two VLCCs built in 2017 to an unrelated party for a total sales price of $270.0 million. After commissions and repayment of existing debt on the vessels, the transactions are expected to generate net cash proceeds of approximately $179.0 million, and the Company expects to record a gain in the third quarter of 2026 of approximately $110.0 million. One of the vessels was delivered to the new owner in August 2026 and the remaining vessel was delivered in September 2026.

Time charters
In July 2026, the Company entered into a two-year time charter-out agreement for one VLCC, built in 2016, at an average rate of $90,000 per day, with a rate structure of $110,000 per day in the first year and $70,000 per day in the second year, which commenced in early August 2026.

In July 2026, the Company entered into a three-year time charter-out agreement for one VLCC, built in 2016, at an average rate of $75,000 per day, with a rate structure of $110,000 per day in the first year, $70,000 per day in the second year and $45,000 per day in the third year, which commenced in late August 2026.

Dividends
In August 2026, the Board of Directors declared a dividend of $2.61 per share for the three months ended June 30, 2026. The record date for the dividend will be September 18, 2026, the ex-dividend date is expected to be September 18, 2026, for shares listed on the New York Stock Exchange and September 17, 2026, for shares listed on the Oslo Stock Exchange, and the dividends are scheduled to be paid on or about September 28, 2026.
In addition to the above, following the completion of the sale of the two VLCCs, as described above, the Board of Directors has declared a special one-time dividend of $0.80 per share, in line with Frontline’s core strategy of returning cash to our shareholders. The record date, ex-dividend dates and payment date for the dividend will align with the previously declared dividend for the second quarter of 2026.

The timing and amount of dividends, if any, are at the discretion of the Board.

We believe that cash on hand and borrowings under our current and committed credit facilities, along with cash generated from operating activities will be sufficient to fund our liquidity requirements for, at least, the next twelve months from the date of this interim report.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include cash flows from operations, new loans, revolving credit facilities, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2026.

Net cash provided by operating activities
Net cash provided by operating activities in the six months ended June 30, 2026 was $962.0 million compared to $291.5 million in the six months ended June 30, 2025.

Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE rates, (ii) the size and composition of our fleet that we own, (iii) changes in interest and debt issuance costs paid, and (iv) changes in operating assets and liabilities, as described below.

i.An increase in market freight rates and the net change in the number of vessels on long-term and short-term time charters since January 1, 2025 led to an increase in total operating revenues of $808.2 million. This increase was partially offset by the increase in voyage expenses and commissions of $54.0 million primarily due to increased commissions as a result of higher freight rates, higher voyage-related insurance premiums and increases in bunker prices.
ii.Changes in the size and composition of our fleet resulted in a net decrease in cash provided by operating activities of $4.7 million. The decrease is primarily due to the sale of eight VLCCs and three Suezmax tankers since January 1, 2025, partially offset by the delivery of three newbuildings since January 1, 2025.
iii.The repayment of borrowings and lower benchmark interest rates on the Company’s floating rate debt resulted in a decrease in interest paid of $32.8 million.
iv.Changes in operating assets and liabilities resulted in a decrease in cash provided by operating activities of $109.7 million. The movement in working capital balances were impacted by the timing of voyages and in particular the timing of the billing and receipt of freights, and also by the timing of fueling and consumption of fuel on board our vessels.

Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of our exposure to highly cyclical tanker rates. Any increase or decrease in the average freight rates earned by our vessels in periods subsequent to June 30, 2026, compared with the actual freight rates achieved during the six months ended June 30, 2025, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.
Net cash provided by investing activities
Net cash provided by investing activities of $313.9 million in the six months ended June 30, 2026 comprised primarily of proceeds of $965.9 million received upon a sale of eight VLCCs and two Suezmax tankers, offset by

$645.1 million in payments towards the Company's newbuilding program and $8.8 million in payments related to upgrades and drydockings.

Net cash used in financing activities
Net cash used in financing activities of $1,205.8 million in the six months ended June 30, 2026 was primarily due to debt repayments of $887.9 million, including $104.8 million of repayments relating to the refinanced facilities and $574.4 million of cash dividends paid, partially offset by proceeds from the issuance of debt of $256.4 million.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on the SOFR. Significant increases in interest rates could adversely affect the Company's results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. See Note 8 to our Unaudited Condensed Consolidated Interim Financial Statements included herein for additional information on our interest rate swap agreements. The principal objective of these contracts is to reduce the risks and costs associated with the Company's floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements. As of June 30, 2026, the Company's outstanding debt, which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $2,210.4 million. Based on this, a one percentage point increase in annual interest rates would increase its annual interest expense by approximately $22.1 million, excluding the effects of capitalization of interest.

Foreign Currency Risk
The majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in British pounds, Norwegian kroner or Singapore dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the interim consolidated financial statements.

Inflation
Significant global inflationary pressures (such as the war between Russia and Ukraine) have increased operating, voyage, general and administrative, and financing costs. Historically, shipping companies are accustomed to navigating in shipping downturns, coping with inflationary pressures and monitoring costs to preserve liquidity, as they typically encourage suppliers and service providers to lower rates and prices.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this interim report and the documents incorporated by reference may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The statements reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks, “continue,” “possible,” “might" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this interim report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Except to the extent required by applicable law or regulation we undertake no obligation to release publicly any revisions or updates to any of these forward-looking statements to reflect events or circumstances, whether as a result of new information, future events or otherwise, after the date of this interim report.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•the strength of world economies;
•fluctuations in currencies and interest rates, including inflationary pressures and central bank policies intended to combat overall inflation and high interest rates and foreign exchange rates;
•the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company’s floating interest rate debt instruments;
•general market conditions, including fluctuations in charter hire rates and vessel values;
•changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•the highly cyclical nature of the industry that we operate in;
•the loss of a large customer or significant business relationship;
•changes in worldwide oil production and consumption and storage, including geopolitical developments affecting oil supply and trade flows;
•changes in the Company's operating expenses, including bunker prices, dry docking, crew costs and insurance costs;
•planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking, repairs, surveys and upgrades;
•risks associated with any future vessel construction;
•our expectations regarding the availability of vessel acquisitions and our ability to complete vessel acquisition transactions as planned;
•our ability to successfully compete for and enter into new time charters or other employment arrangements for our existing vessels after our current time charters expire and our ability to earn income in the spot market;
•availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•availability of skilled crew members and other employees and the related labor costs;

•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. or EU regulations;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies;
•compliance with Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
•general economic conditions and conditions in the oil industry;
•effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;
•vessel breakdowns and instances of off-hire;
•cost and effects of cybersecurity incidents or other failures, interruptions, or security breaches of our systems or those of our customers or third-party providers, including software failures, unforeseeable security breaches, or incidents stemming from the misuse or intentional or unintentional misapplication of artificial intelligence in our business;
•our ability to successfully adopt artificial intelligence and digital logistics into our operating systems;
•potential conflicts of interest involving members of our Board of Directors and senior management;
•the failure of counter parties to fully perform their contracts with us;
•changes in credit risk with respect to our counterparties on contracts;
•our dependence on key personnel and our ability to attract, retain and motivate key employees;
•adequacy and cost of insurance coverage;
•our ability to obtain indemnities from customers;
•changes in laws, treaties or regulations;
•the volatility of the price of our ordinary shares;
•our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States;
•changes in governmental rules and regulations or actions taken by regulatory authorities;
•government requisition of our vessels during a period of war or emergency;
•potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•the arrest of our vessels by maritime claimants;
•general domestic and international political conditions or events, including “trade wars”;
•any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•disruptions to global trade routes, including actual or threatened attacks on commercial shipping, military conflicts, piracy, terrorism, sanctions enforcement actions, restricted transit through strategic waterways, or other security incidents affecting the Strait of Hormuz, Bab el-Mandeb, Red Sea, Suez Canal, Panama Canal or other major shipping routes;
•the impact of increasing trade restrictions, tariffs, port charges, sanctions, export controls, and other protectionist measures; that may affect global oil trade flows, vessel utilization, customer demand, or operating costs;
•the impact of port or canal congestion;
•business disruptions due to adverse weather, natural disasters or other disasters outside our control; and
•other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”).

We caution readers of this interim report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Please see our Risk Factors in Item 3 of the Company's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Commission on March 27, 2026, for a more complete discussion of these and other risks and uncertainties.

Frontline plc
INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Frontline plc
Condensed Consolidated Statements of Profit or Loss for the six months ended June 30, 2026 and June 30, 2025
(in thousands of $, except per share data)

	Note	2026	2025
Revenues and other operating income
Revenues	5	1,657,541	907,943
Other operating income	5	290,465	92
Total revenues and other operating income		1,948,006	908,035
Operating expenses
Voyage expenses and commissions		386,475	374,569
Ship operating expenses		119,157	120,125
Administrative expenses		38,414	24,865
Depreciation	7	147,334	163,431
Total operating expenses		691,380	682,990
Net operating income		1,256,626	225,045
Other income (expenses)
Finance income		7,396	9,243
Finance expense		(75,450)	(123,188)
Gain (loss) on marketable securities		703	(1,679)
Share of results of associated companies	10	23,748	1,117
Dividends received		6,393	3,815
Net other expenses		(37,210)	(110,692)
Profit before income taxes		1,219,416	114,353
Income tax expense		(1,124)	(3,523)
Profit for the period		1,218,292	110,830

Basic and diluted earnings per share	4	$5.47	$0.50

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2026 and June 30, 2025
(in thousands of $)

	Note	2026	2025
Comprehensive income
Profit for the period		1,218,292	110,830
Items that may be reclassified to profit or loss:
Foreign currency translation loss		(125)	(194)
Other comprehensive loss		(125)	(194)
Comprehensive income		1,218,167	110,636

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Condensed Consolidated Statements of Financial Position as of June 30, 2026 and December 31, 2025
(in thousands of $)

	Note	2026	2025
ASSETS
Current assets
Cash and cash equivalents	8, 9	321,424	251,347
Marketable securities		883	2,067
Trade and other receivables	9	187,589	133,997
Related party receivables	10	13,447	13,091
Inventories		138,959	120,067
Voyages in progress		179,421	141,099
Prepaid expenses and accrued income		27,761	22,431
Derivative instruments receivable	9	6,267	295
Other current assets		36,653	22,858
Total current assets		912,404	707,252
Non-current assets
Newbuildings	6	225,770	—
Vessels and equipment	7	4,529,569	4,911,996
Goodwill		112,452	112,452
Derivative instruments receivable	9	—	8,730
Investment in associated companies	10	32,539	8,791
Other non-current assets		—	4,406
Total assets		5,812,734	5,753,627

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	8	265,911	320,520
Related party payables	10	41,615	31,064
Trade and other payables	9	180,459	143,122
Total current liabilities		487,985	494,706
Non-current liabilities
Long-term debt	8	2,168,931	2,747,225
Other non-current payables		1,140	818
Total liabilities		2,658,056	3,242,749

Equity
Share capital	4	222,623	222,623
Additional paid in capital		604,687	604,687
Contributed surplus		1,004,094	1,004,094
Accumulated other reserves		312	437
Retained earnings		1,323,434	679,509
Total equity attributable to the shareholders of the Company		3,155,150	2,511,350
Non-controlling interest		(472)	(472)
Total equity		3,154,678	2,510,878
Total liabilities and equity		5,812,734	5,753,627

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2026 and June 30, 2025
(in thousands of $)

	Note	2026	2025

Net cash provided by operating activities		961,984	291,474
Investing activities
Additions to newbuildings, vessels and equipment	6, 7	(653,868)	(2,402)
Proceeds from sale of vessels	5	965,880	—
Proceeds from sale of marketable securities		1,887	361
Net cash provided by (used in) investing activities		313,899	(2,041)
Financing activities
Proceeds from issuance of debt	8	256,416	1,433,715
Repayment of debt	8	(887,855)	(1,575,089)
Repayment of obligations under leases		—	(277)
Cash dividends paid	4	(574,367)	(84,597)
Net cash used in financing activities		(1,205,806)	(226,248)

Net change in cash and cash equivalents		70,077	63,185
Cash and cash equivalents at the beginning of the period		251,347	413,532
Cash and cash equivalents at the end of the period		321,424	476,717

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2026 and June 30, 2025
(in thousands of $, except number of shares)

	Note	2026	2025
Number of shares outstanding
Balance at the beginning and the end of the period	4	222,622,889	222,622,889

Share capital
Balance at the beginning and the end of the period	4	222,623	222,623

Additional paid in capital
Balance at the beginning and the end of the period		604,687	604,687

Contributed surplus
Balance at the beginning and the end of the period		1,004,094	1,004,094

Accumulated other reserves
Balance at the beginning of the period		437	1,782
Other comprehensive loss		(125)	(194)
Balance at the end of the period		312	1,588

Retained earnings
Balance at the beginning of the period		679,509	507,467
Profit for the period		1,218,292	110,830
Cash dividends	4	(574,367)	(84,597)
Balance at the end of the period		1,323,434	533,700

Total equity attributable to the shareholders of the Company		3,155,150	2,366,692

Non-controlling interest
Balance at the beginning and the end of the period		(472)	(472)

Total equity		3,154,678	2,366,220

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1.	BASIS OF PREPARATION

The Unaudited Condensed Consolidated Interim Financial Statements of Frontline plc (“Frontline” or the “Company”) have been prepared on the same basis and should be read in conjunction with the Audited Annual Consolidated Financial Statements and accompanying Notes included in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the "Commission") on March 27, 2026. The results of operations for the interim period ended June 30, 2026 are not necessarily indicative of the results for the year ending December 31, 2026.

The Unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The Unaudited Condensed Consolidated Interim Financial Statements include the assets and liabilities of the Company and its subsidiaries. They do not include all disclosures required for a complete set of annual financial statements prepared in accordance with IFRS Accounting Standards.

These Unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on September 16, 2026.

2.	USE OF JUDGMENTS AND ESTIMATES

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty are consistent with those described in the latest annual financial statements.

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with the accounting policies, which are described in the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Commission on March 27, 2026.

New standards and interpretations

During the current financial period, the Company has adopted all relevant new and revised Standards and Amendments and Interpretations issued by the IASB and the International Financial Reporting Interpretations Committee of the IASB respectively. The following new Standards, Interpretations and Amendments are effective for the current interim financial period:

Amendments to the Classification and Measurement of Financial Instruments
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments include clarifying the date of recognition and derecognition of some financial assets and liabilities and new disclosures for certain instruments with contractual terms that can change cash flows.

The adoption of these amendments had no material effect on the financial statements.

New and amended Standards, Interpretations and Amendments that have been issued, but not yet effective, up to the date of issuance of the Company’s interim financial statements are disclosed below. The list below includes the new standards and amendments that we believe are the most relevant for the Company:

IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss. The new standard is effective for annual reporting periods beginning on or after January 1, 2027 and must be applied retrospectively. The key new concepts introduced in IFRS 18 relate to:

•the structure of the statement of profit or loss and consequential amendments to classification within statement of cash flows;
•required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and
•enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

The Company is currently assessing the impact of the new and amended standards on its financial statements. The Company has not applied or early adopted any new IFRS requirements that are not yet effective as of June 30, 2026.

4.	EARNINGS PER SHARE

The authorized share capital of the Company as of December 31, 2025 and June 30, 2026 was $600,000,000 divided into 600,000,000 shares of $1.00 nominal value each, of which 222,622,889 shares of $1.00 nominal value each were in issue and fully paid as of these dates.

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share and the amount of cash dividends paid per share are as follows for the six months ended June 30, 2026 and June 30, 2025:

(in thousands of $)	2026	2025
Profit for the period	1,218,292	110,830

(in thousands)
Weighted average number of basic and diluted shares	222,623	222,623
Basic and diluted earnings per share	$5.47	$0.50

	2026	2025
Cash dividends paid per share	$2.58	$0.38

5.	REVENUE AND OTHER OPERATING INCOME
Revenues

The lease and non-lease components of our revenues in the six months ended June 30, 2026 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	1,070,209	435,941	1,506,150
Time charter revenues	129,860	14,560	144,420
Administrative income	—	6,971	6,971
Total revenues	1,200,069	457,472	1,657,541

The lease and non-lease components of our revenues in the six months ended June 30, 2025 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	399,467	461,916	861,383
Time charter revenues	28,664	13,153	41,817
Administrative income	—	4,743	4,743
Total revenues	428,131	479,812	907,943

Income as a lessor

In January 2026, the Company entered into one-year time charter-out agreements for seven VLCCs, built between 2016 and 2018, at an average rate of $76,900 per day per vessel. The charters for three vessels commenced in the first quarter of 2026, and the remaining four charters commenced in April 2026.

In February 2026, the Company entered into a one-year time charter-out agreement for one VLCC, built in 2019, at a rate of $93,500 per day. The charter commenced in late February 2026.

In April 2026, the Company entered into two one-year time charter-out agreements for two VLCC newbuildings delivered on April 30, 2026 and May 20, 2026, at a rate of $110,000 per day per vessel, which commenced in early and late May 2026.

In May 2026, the Company entered into two one-year time charter-out agreements for two VLCC newbuildings delivered on June 22, 2026 and July 3, 2026, at a rate of $120,000 per day per vessel, which commenced in late June and early July 2026.

As of June 30, 2026, 12 VLCCs, one Suezmax tanker and one LR2 tanker were on time charter-out contracts with initial periods in excess of 12 months (December 31, 2025: one VLCC, one Suezmax tanker and one LR2 tanker).

The Suezmax tanker and LR2 tanker time charter-out contracts include a 50% profit share as variable lease payment. In the six months ended June 30, 2026, the Company received profit share income of $16.0 million in relation to these charters (2025: $0.4 million).

In July 2026, the Company entered into a two-year time charter-out agreement for one VLCC, built in 2016, at an average rate of $90,000 per day, with a rate structure of $110,000 per day in the first year and $70,000 per day in the second year, which commenced in early August 2026.

In July 2026, the Company entered into a three-year time charter-out agreement for one VLCC, built in 2016, at an average rate of $75,000 per day, with a rate structure of $110,000 per day in the first year, $70,000 per day in the second year and $45,000 per day in the third year, which commenced in late August 2026.

Administrative income

Administrative income primarily comprises the income earned from the technical and commercial management of vessels and newbuilding supervision fees from related parties, affiliated companies and third parties.

Other operating income

Other operating income in the six months ended June 30, 2026 and June 30, 2025 was as follows:

(in thousands of $)	2026	2025
Gain on sale of vessels	265,636	—
Other voyage income	24,662	—
Other gains	167	92
Total other operating income	290,465	92

In December 2025, the Company entered into agreements to sell eight of its oldest first-generation ECO VLCCs, built between 2015 and 2016 to a third party for a total sales price of $831.5 million, all of which were delivered to the new owner in the first quarter of 2026. After commissions, the proceeds from the sale of the vessels were $827.3 million and after repayment of existing debt on the vessels, the transaction generated net cash proceeds of $477.2 million. The Company recorded a gain in the first quarter of 2026 of $210.9 million.

In April 2026, the Company entered into agreements to sell its two oldest Suezmax tankers built in 2014 and 2015 to a third party for a total sales price of $140.0 million, all of which were delivered to the new owner in the second quarter of 2026. After commissions, the proceeds from the sale of the vessels were $138.6 million and after repayment of existing debt on the vessels, the transactions generated net cash proceeds of approximately $106.0 million. The Company recorded a gain in the second quarter of 2026 of $54.7 million.

In the six months ended June 30, 2026, the Company recognized other voyage income of $24.7 million from the settlement of loss-of-hire insurance claims.

In July 2026, the Company entered into agreements to sell two VLCCs built in 2017 to an unrelated party for a total sales price of $270.0 million. After commissions and repayment of existing debt on the vessels, the transactions are expected to generate net cash proceeds of approximately $179.0 million, and the Company expects to record a gain in the third quarter of 2026 of approximately $110.0 million. One of the vessels was delivered to the new owner in August 2026 and the remaining vessel was delivered in September 2026.

6.	NEWBUILDINGS

Movements in the six months ended June 30, 2026 are summarized as follows:

(in thousands of $)
Balance as of December 31, 2025	—
Installments and other costs paid and payable	639,131
Capitalized borrowing costs	6,668
Transfers to Vessels and equipment	(420,029)
Balance as of June 30, 2026	225,770

In January 2026, the Company entered into agreements to acquire nine latest-generation, scrubber-fitted ECO VLCC newbuildings from affiliates of Hemen, the Company’s largest shareholder, for an aggregate purchase price of $1,224.0 million. As of June 30, 2026, the Company had taken delivery of three of the vessels.

Three further vessels were delivered in July and August 2026. The three remaining vessels are expected to be delivered as follows: two vessels in the fourth quarter of 2026 and the final vessel in the first quarter of 2027.

As of June 30, 2026, the remaining commitment under the agreements was $601.1 million, of which $313.0 million was paid in July and August 2026 upon delivery of three of the vessels, $198.3 million is due within 2026, and $89.8 million is due within 2027. The acquisition of the remaining three vessels remains subject to certain closing conditions, in line with industry standards.

Refer to Note 8 for additional details related to the financing of the acquisition.

7.	VESSELS AND EQUIPMENT

Movements in the six months ended June 30, 2026 were as follows;

(in thousands of $)	Vessels and equipment	Drydock component	Total
Cost
As of December 31, 2025	5,860,204	172,031	6,032,235
Additions	6,519	26,152	32,671
Transfers from Newbuildings	412,829	7,200	420,029
Disposals	(836,507)	(20,861)	(857,368)
As of June 30, 2026	5,443,045	184,522	5,627,567

Accumulated depreciation
As of December 31, 2025	(1,007,566)	(112,673)	(1,120,239)
Charge for the period	(135,798)	(11,536)	(147,334)
Disposals	159,164	10,411	169,575
As of June 30, 2026	(984,200)	(113,798)	(1,097,998)

Net book value as of June 30, 2026	4,458,845	70,724	4,529,569

In the six months ended June 30, 2026, the Company:
•sold eight VLCCs and two Suezmax tankers, refer to Note 5,
•took delivery of three VLCC newbuildings, refer to Note 6,
•installed scrubbers on three vessels, and
•completed dry docks on ten vessels.

8.	INTEREST BEARING LOANS AND BORROWINGS

Proceeds and repayments of debt in the six months ended June 30, 2026 are summarized as follows:

(in thousands of $)	December 31, 2025	Proceeds	Repayments	Other	June 30, 2026
Total U.S. dollar denominated floating rate debt	3,067,745	256,416	(887,855)	(1,464)	2,434,842
Total debt	3,067,745	256,416	(887,855)	(1,464)	2,434,842

A summary of the Company's interest bearing loan and borrowing activity in the six months ended June 30, 2026 is as follows:

As a result of the sale of eight VLCCs and two Suezmax tankers, the Company partially repaid one debt facility and fully repaid another. The outstanding balances under these facilities totaled $389.2 million as of December 31, 2025.

In January 2026, the Company prepaid $31.3 million outstanding under a revolving reducing credit facility as of December 31, 2025.

In January 2026, the Company drew down a total of $151.6 million under its reducing revolving credit facilities and subsequently repaid the full amount in February 2026.

In April 2026, the Company entered into a senior secured revolving reducing credit facility in an amount of up to $326.4 million with Crédit Agricole, Standard Chartered and ING to finance the acquisition of four latest-generation, scrubber-fitted ECO VLCC newbuildings. The new facility has a tenor of seven years, carries an interest rate of SOFR plus a margin of 130 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In May 2026, the Company entered into a senior secured revolving reducing credit facility in an amount of up to $165.0 million with DNB to refinance outstanding debt and additionally, to provide revolving credit capacity in an amount of up to $60.2 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 125 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. As a result of the refinancing, a term loan facility with an outstanding balance of $108.1 million as of December 31, 2025 was fully repaid. In June 2026, the Company drew down $104.8 million under the facility and subsequently repaid the full amount in June 2026.

In June 2026, the Company entered into a senior secured revolving reducing credit facility in an amount of up to $72.5 million from one of our relationship banks to refinance a secured revolving reducing credit facility and additionally, to increase the revolving credit capacity in an amount of up to $28.6 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 125 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In June 2026, the Company entered into a senior secured revolving reducing credit facility in an amount of up to $177.8 million with ABN AMRO to refinance outstanding debt and additionally, to provide revolving credit capacity in an amount of up to $80.3 million. The new facility became effective in July 2026, has a tenor of five years, carries an interest rate of SOFR plus a margin of 125 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard.

In June 2026, the Company entered into amendment agreements to three existing debt facilities with outstanding debt and available revolving credit capacity as of June 30, 2026 totaling up to $674.4 million to reduce the interest rate margin for the remaining tenors. Following these amendments and the refinancing activity described above, the weighted average interest rate margin based on outstanding debt as of June 30, 2026 was 1.60% (December 31, 2025: 1.77%).

As of June 30, 2026, a total of $901.4 million remained available and undrawn under the Company's revolving credit facilities.

Subsequent to June 30, 2026, the Company entered into the following facilities:

In August 2026, the Company entered into a senior secured term loan facility in an amount of up to $410.6 million with Bank of China Hong Kong, insured by China Export and Credit Insurance Corporation, to finance the acquisition of five latest-generation, scrubber-fitted ECO VLCC newbuildings. The facility has a tenor of up to 13.4 years, carries an interest rate of SOFR plus a margin of 75 basis points for the first seven years and 90 basis points thereafter and has an amortization profile of 20 years commencing on the delivery date from the yard.

In August 2026, the Company entered into a senior secured term loan facility in an amount of up to $234.2 million with Deka Bank to refinance outstanding debt and additionally, to provide increased commitments of approximately

$80.8 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 115 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In August 2026, the Company entered into a senior secured revolving reducing credit facility in an amount of up to $224.0 million with ING to refinance two other secured revolving reducing credit facilities and additionally, to increase the revolving credit capacity in an amount of up to $71.6 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 125 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In August 2026, the Company entered into a senior secured revolving reducing credit facility in an amount of up to $188.3 million with KfW to refinance outstanding debt and additionally, to provide revolving credit capacity in an amount of up to $106.3 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 125 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In August 2026, the Company entered into an amendment agreement to convert the $1,286.0 million senior secured term loan facility into a senior secured revolving reducing credit facility, with otherwise the same terms.

In July and August 2026, the Company entered into amendment agreements to five existing debt facilities with outstanding debt and available revolving credit capacity as of June 30, 2026 totaling up to $819.4 million to reduce the interest rate margins for the remaining tenors.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value-adjusted equity covenant. The Company is permitted to satisfy up to 50% of these cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. As of June 30, 2026, cash and cash equivalents included cash balances of $73.6 million (December 31, 2025: $89.9 million), which represented 61% (December 31, 2025: 59%) of the cash required to be maintained by the financial covenants in the Company's loan agreements.

Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and foreclose on any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of June 30, 2026 and December 31, 2025.

Assets pledged

(in thousands of $)	June 30, 2026	December 31, 2025
Vessels	4,529,452	4,911,897

9.	FINANCIAL INSTRUMENTS - FAIR VALUES AND RISK MANAGEMENT

Interest rate swap agreements

In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate. The contract had a forward start date of February 2019. The interest rate swap with notional debt of $150.0 million matured in the six months ended June 30, 2026.

In March 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. One of these interest rate swaps on notional debt of $100.0 million had a forward start date of April 2020.

The reference rate for the Company's interest rate swaps is SOFR.

The aggregate fair value of these agreements as of June 30, 2026 was an asset of $6.3 million (December 31, 2025: $9.0 million) and a liability of nil (December 31, 2025: nil). The fair value (Level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current creditworthiness of both the Company and the derivative counterparty. The estimated fair value is the present value of future cash flows. In the six months ended June 30, 2026, the Company recorded a gain on these agreements of $1.5 million (six months ended June 30, 2025: loss of $1.4 million).

The interest rate swaps are not designated as hedges and are summarized as of June 30, 2026 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
100,000	March 2020	March 2027	0.9750%
50,000	March 2020	March 2027	0.6000%
100,000	April 2020	April 2027	0.5970%
250,000

Fair Values
The carrying values and fair values of the financial assets and liabilities as of June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026		December 31, 2025
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets measured at fair value through profit or loss
Derivative instruments receivable	6,267	6,267	9,025	9,025
Marketable securities	883	883	2,067	2,067
Financial assets not measured at fair value
Cash and cash equivalents	321,424	321,424	251,347	251,347
Trade and other receivables	187,589	187,589	133,997	133,997
Related party receivables	13,447	13,447	13,091	13,091
Financial liabilities not measured at fair value
Trade and other payables	180,459	180,459	143,122	143,122
Floating rate debt	2,434,842	2,480,049	3,067,745	3,119,596
Related party payables	41,615	41,615	31,064	31,064

The table below shows the levels in the fair value hierarchy of financial assets and financial liabilities as of June 30, 2026 and December 31, 2025, excluding those whose fair values approximate their respective carrying values due to their short-term nature.

(in thousands of $)	June 30, 2026 Fair Value	Level 1	Level 2
Financial assets measured at fair value through profit or loss
Derivative instruments receivable	6,267	—	6,267
Marketable securities	883	883	—
Financial liabilities not measured at fair value
Floating rate debt	2,480,049	—	2,480,049

(in thousands of $)	December 31, 2025 Fair Value	Level 1	Level 2
Financial assets measured at fair value through profit or loss
Derivative instruments receivable	9,025	—	9,025
Marketable securities	2,067	2,067	—
Financial liabilities not measured at fair value
Floating rate debt	3,119,596	—	3,119,596

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1 and Level 2 fair values, as well as the significant unobservable inputs that were used.

Financial instruments measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Interest rate swaps	Fair value was determined based on the present value of the estimated future cash flows.	Not applicable.
Marketable securities	Fair value was determined based on the quoted market prices of the securities.	Not applicable.

Financial instruments not measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Floating rate debt	Fair value was determined based on the present value of the estimated future cash flows.	Not applicable.

Assets Measured at Fair Value on a Recurring Basis

The fair value (Level 2) of interest rate swaps is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the end of the reporting period, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both the Company and the derivative counterparty.

Marketable securities are listed equity securities for which the fair value is the aggregate market value based on quoted market prices (Level 1).

There were no transfers between these levels in 2026.

Financial risk management

In the course of its normal business, the Company is exposed to the following risks:
•Credit risk,
•Liquidity risk, and
•Market risk (interest rate risk, foreign currency risk).

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations if they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due. The Company has entered into several loan facilities whose maturities are spread over different years (see Note 8).

The following are the remaining contractual maturities of financial liabilities:

		Contractual cash flows at June 30, 2026
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 6 years	Between 6 and 10 years
Non derivative financial liabilities
Floating rate debt	2,434,842	2,460,423	246,285	748,007	953,891	512,240
Interest on floating rate debt	—	474,709	122,599	191,016	123,922	37,172
Trade and other payables	180,459	180,459	180,459	—	—	—

The Company has secured bank loans that contain loan covenants. A future breach of covenant may require the Company to repay the loan earlier than indicated in the above table. For more details on these covenants, see Note 8.

The carrying values of floating rate debt include accrued interest as of the reporting date. The interest on floating rate debt is based on the SOFR spot rate as of June 30, 2026. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than stated above, except for the interest on floating rate debt as a result of changes in the SOFR spot rate.

Capital management

We operate in a capital-intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements.

The Company’s objectives when managing capital are to:
•safeguard our ability to continue as a going concern, so that we can continue to provide returns for shareholders and benefits for other stakeholders, and
•maintain an optimal capital structure to reduce the cost of capital.

In February 2026, we declared a dividend of $1.03 per share for the three months ended December 31, 2025 which was paid in March 2026. In May 2026, we declared a dividend of $1.55 per share for the three months ended March 31, 2026 which was paid in June 2026.

10.	RELATED PARTY TRANSACTIONS AND AFFILIATED COMPANIES
We transact business with the following related parties: Seatankers Management Norway AS, Seatankers Management Co. Ltd, Alta Trading UK Limited and the affiliates of Hemen referred to in Note 6, being entities under common control with Hemen. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

We also transact business with the following affiliated companies, being companies in which Hemen and companies associated with Hemen have significant influence: SFL Corporation Ltd ("SFL"), Flex LNG Ltd, Front Ocean Management AS and Golden Ocean Group Ltd ("Golden Ocean"). On March 12, 2025, Hemen disposed of its entire shareholding in Golden Ocean through a sale to a third party at which time Golden Ocean ceased to be affiliated with us.

Summary

A summary of transactions with related parties and affiliated companies for the six months ended June 30, 2026 and 2025 was as follows:

(in thousands of $)	2026	2025
Revenues and other operating income
Seatankers Management Co. Ltd	3,914	1,877
SFL	1,499	1,048
Golden Ocean	—	48
Flex LNG Ltd	949	795
Avance Gas	—	572
TFG Marine	365	338
Other related parties and affiliated companies	14	—
Total revenues and other operating income	6,741	4,678

Operating expenses
Front Ocean Management	1,905	1,544
Seatankers Management Co. Ltd	289	456
Total operating expenses	2,194	2,000

Other income (expenses)
FMS Holdco share of results	(44)	712
TFG Marine share of results	23,792	405
Total other income (expenses)	23,748	1,117

Revenues earned from related parties and affiliated companies comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, and administrative services. Operating expenses paid to related parties and affiliated companies comprise rental for vessels and office space, support staff costs, and corporate administration. In January 2026, the Company entered into agreements to acquire nine VLCC newbuildings from affiliates of Hemen. For further details, refer to Note 6.

Related party and affiliated company balances

A summary of balances due from related parties and affiliated companies as of June 30, 2026 and December 31, 2025 was as follows:

(in thousands of $)	June 30, 2026	December 31, 2025
SFL	2,586	3,860
Seatankers Management Co. Ltd	9,563	8,453
Flex LNG Ltd	987	403
TFG Marine	221	302
Other related parties and affiliated companies	90	73
Related party and affiliated company receivables	13,447	13,091

Balances due from related parties and affiliated companies are primarily derived from newbuilding supervision fees, technical and commercial management fees, and recharges for administrative services.

A summary of balances due to related parties and affiliated companies as of June 30, 2026 and December 31, 2025 was as follows:

(in thousands of $)	June 30, 2026	December 31, 2025
SFL	10,587	6,829
Seatankers Management Co. Ltd	3,459	2,594
Flex LNG Ltd	490	340
TFG Marine	25,905	21,195
Front Ocean Management	1,174	106
Related party and affiliated company payables	41,615	31,064

Related party and affiliated company payables are primarily for bunker purchases, supplier rebates, loan interest and corporate administration fees.

Transactions with associated companies

A share of profit of TFG Marine of $23.8 million was recognized in the six months ended June 30, 2026 (2025: $0.4 million). The Company also entered into a bunker supply arrangement with TFG Marine, under which it paid $257.4 million to TFG Marine in the six months ended June 30, 2026 (2025: $251.7 million) and $25.9 million remained due as of June 30, 2026 (December 31, 2025: $21.2 million). See Note 11 for additional disclosure of financial commitments to TFG Marine as a result of forward bunker purchase arrangements.

Transactions with key management personnel

The total amount of the remuneration earned by all directors and key management personnel for their services in the six months ended June 30, 2026 and 2025 was as follows:

(in thousands of $)	2026	2025
Total remuneration	8,048	2,258
of which:
Paid in capacity as directors	2,288	115
Other remuneration	5,760	2,143

The directors annually review the remuneration of the members of key management personnel. Directors' fees are approved annually at the Annual General Meeting. No pensions were paid to current or past directors. No compensation was paid to current or past directors in respect of loss of office. Total remuneration consists of a fixed and a variable component, summarized as follows:

(in thousands of $)	2026	2025
Total fixed remuneration	480	468
of which:
Cost of pension	16	17
Total variable remuneration	7,568	1,790
of which:
Share based payments	7,568	1,790

In May 2026, the Board of Directors approved the grant of 276,895 synthetic options to management and employees according to the rules of the Company’s synthetic option scheme approved by the Board of Directors. The synthetic options have a term of five years expiring on May 29, 2031. The vesting period is 12 months for the first one-third of options, 24 months for the next one-third of options and 36 months for the final one-third of the options. The exercise price of the synthetic options is $36.80 being the volume-weighted average price of the Company's share for the last 30 days prior to grant. The exercise price will further be adjusted for any distribution of dividends made before the relevant synthetic options are exercised. The synthetic options granted to the CEO and CFO are subject to a cap on the maximum annual gain equal to two times their annual base salary at the time of the exercise of the synthetic options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise, and as such, are classified as a liability.

As of June 30, 2026, the Company recorded a total liability of $3.6 million in relation to synthetic options granted to key management personnel (December 31, 2025: $9.3 million).

11.	COMMITMENTS AND CONTINGENCIES

In June 2024, funds managed by FourWorld Capital Management LLC (“FourWorld”) initiated proceedings before the Antwerp Enterprise Court (Belgium) (the “Court”) regarding the resolution of the deadlock within former Euronav NV and former Euronav NV’s acquisition of CMB.TECH NV in 2023. FourWorld is seeking rescission of the transactions and damages from CMB and Frontline. In March 2026, the Court rejected FourWorld’s document production request and dismissed certain ancillary claims. The case is now expected to proceed to the merits stage. The Company considers the claims to be without merit and will continue to defend itself vigorously against them.

The Company has entered into forward bunker purchase arrangements through TFG Marine, a related party, which obligate the Company to purchase and take delivery of minimum quantities of high sulfur bunker fuel, at fixed prices, over the period from May 2026 to July 2026. As of June 30, 2026, the total remaining commitment amounted to $6.7 million all of which is expected to be paid in 2026.

Refer to Note 6 for details of commitments relating to newbuildings.

12.	SUBSEQUENT EVENTS

In August 2026, the Board of Directors declared a dividend of $2.61 per share for the three months ended June 30, 2026. The record date for the dividend will be September 18, 2026, the ex-dividend date is expected to be September 18, 2026, for shares listed on the New York Stock Exchange and September 17, 2026, for shares listed on the Oslo Stock Exchange, and the dividends are scheduled to be paid on or about September 28, 2026.

In addition to the above, following the completion of the sale of the two VLCCs, as described in Note 5, the Board of Directors has declared a special one-time dividend of $0.80 per share. The record date, ex-dividend dates and payment date for the dividend will align with the previously declared dividend for the second quarter of 2026.

Refer to Note 5, Note 6 and Note 8 for details of other transactions subsequent to June 30, 2026 pertaining to vessel sales, time charter-out contracts, newbuilding deliveries and debt financing.